Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated December 20, 2024,

Prospectus dated September 19, 2024 (Registration No. 333-282226)

FS KKR Capital Corp.

$100,000,000

6.125% Notes due 2030

PRICING TERM SHEET

December 20, 2024

The following sets forth the final terms of the 6.125% Notes due January 15, 2030 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated December 20, 2024, together with the accompanying prospectus dated September 19, 2024 relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

On November 20, 2024, FS KKR Capital Corp. issued $600,000,000 in aggregate principal amount of its 6.125% Notes due 2030 (the “Existing Notes”) pursuant to an indenture, dated as of July 14, 2014 (the “Base Indenture”), as supplemented by the Fourteenth Supplemental Indenture, dated as of November 20, 2024 (the “Fourteenth Supplemental Indenture” and, together with the Base Indenture, the “Indenture”) between FS KKR Capital Corp. and U.S. Bank Trust Company, National Association (as successor-in-interest to U.S. Bank National Association), as trustee. The securities offered hereby (the “New Notes”) are being issued as “Additional Notes” under the Indenture. The Existing Notes and the New Notes are collectively referred to in this Pricing Term Sheet as the “Notes.”

Issuer:	FS KKR Capital Corp.

Security:	6.125% Notes due January 15, 2030

Ratings (Fitch / Kroll / Moody’s)*:	BBB- / BBB / Baa3 (Stable / Stable / Neg)

Aggregate Principal Amount Offered:	$100,000,000

Trade Date:	December 20, 2024

Settlement Date**:	December 27, 2024 (T+4)

Maturity Date:	January 15, 2030

Interest Payment Dates:	January 15 and July 15, commencing July 15, 2025

Price to Public (Issue Price):	99.508% of principal amount, plus the Aggregate Accrued Interest on the New Notes

Aggregate Accrued Interest	$629,513.89 of accrued interest from November 20, 2024 up to, but not including, the date of delivery of the New Notes

Coupon (Interest Rate):	6.125%

Yield to Maturity:	6.234%

Spread to Benchmark Treasury:	T + 190 basis points

Benchmark Treasury:	4.125% due November 30, 2029

Benchmark Treasury Price & Yield:	99-02+ / 4.334%

Optional Redemption:

Prior to December 15, 2029 (one month prior to the maturity date of the Notes) (the “Par Call Date”), the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Issuer may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	302635AP2 / US302635AP20

Underwriters:	BofA Securities, Inc. BMO Capital Markets Corp. J.P. Morgan Securities LLC KKR Capital Markets LLC SMBC Nikko Securities America, Inc. Truist Securities, Inc.

Notes:

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

FS KKR Capital Corp. expects that delivery of the New Notes will be made to investors on or about December 27, 2024, which will be the fourth business day following the date hereof. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade New Notes prior to the business day before the delivery of the New Notes will be required, by virtue of the fact that the New Notes initially settle in T+4, to specify an alternative arrangement at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of FS KKR Capital Corp. before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), contains this and other information about FS KKR Capital Corp. and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of FS KKR Capital Corp. and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted.

FS KKR Capital Corp. has filed a shelf registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus and other documents FS KKR Capital Corp. has filed with the SEC for more complete information about FS KKR Capital Corp. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, FS KKR Capital Corp., any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it from BofA Securities, Inc. at 1-800-294-1322; BMO Capital Markets Corp. at 1-888-200-0266; J.P. Morgan Securities LLC at 1-212-834-4533; KKR Capital Markets LLC at 1-212-230-9433; SMBC Nikko Securities America, Inc. at 1-888-868-6856; or Truist Securities, Inc. at 1-800-685-4786.